UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Facility Agreement
On May 23, 2019, Global Ship Lease, Inc. (the “Company”), as parent guarantor, and certain subsidiaries, as borrowers, entered into a facility agreement with Hellenic Bank Public Company Limited (“Hellenic Bank”) providing for a secured term loan facility of up to $37,000,000 (the “Hellenic Bank Facility”).  The Hellenic Bank Facility is available in three tranches to partially finance the acquisition of three 2004-built, 7,849 TEU containerships. Each tranche has a final maturity date of the earlier of November 30, 2024 and the fifth anniversary of the utilization date of such tranche, and is repayable in equal quarterly installments with a bullet payment of $4,000,000 at its maturity.  Interest under the Hellenic Bank Facility accrues at a rate of LIBOR plus a margin of 3.9%, and is payable at each quarter end date. Once fully drawn, the Hellenic Bank Facility will be secured by first priority ship mortgages on the three acquired vessels, assignments of earnings, insurances and charters exceeding 11 months, as well as pledges of certain bank accounts and membership interests of each subsidiary acquiring a secured vessel.  Under the Hellenic Bank Facility, the Company is required to maintain at the end of each calendar quarter cash and cash equivalents in an aggregate amount of $20,000,000, and each subsidiary owning a secured vessel is required to maintain, following the utilization relating to that vessel, $300,000 in a pledged earnings account. A commitment fee equal to 1.5% per annum on the undrawn commitments until November 30, 2019, and an arrangement fee in the aggregate amount of $460,000, are also payable in connection with the Hellenic Bank Facility.
Attached hereto as Exhibit I is a press release dated May 23, 2019 of the Company reporting the entry into the Facility Agreement and related agreement to acquire three containerships.
The information contained in this Report on Form 6-K, except for the statements attributed to the Company’s Executive Chairman and Chief Executive Officer contained in Exhibit I, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-231509), filed with the U.S. Securities and Exchange Commission with an effective date of May 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: May 31, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Global Ship Lease Announces Agreement to Acquire Three Containerships

7,849 TEU containerships to be employed on long-term charters with Maersk Line

LONDON, May 23, 2019 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (“GSL” or the “Company”), a containership charter owner, today announced that it has agreed to acquire three 2004-built, 7,849 TEU containerships for an aggregate purchase price of $48.5 million. Upon delivery during the second quarter, the first vessel will commence a five-year charter with Maersk Line. The two other vessels are expected to be delivered during the third quarter and will commence three-year charters with Maersk Line, with two consecutive one-year extensions at the charterer’s option. The three vessels are expected to generate Adjusted EBITDA of approximately $32 million in aggregate for the median firm period, and a total of $47 million if all options are exercised. With these additions, the Company’s fleet will comprise 41 vessels with a total capacity of 224,162 TEU.

The Company has secured new senior secured bank debt to finance a portion of the purchase price. The new debt is on market terms with a maturity of late 2024.

George Youroukos, Executive Chairman of Global Ship Lease, commented, “These acquisitions represent attractive additions to the GSL fleet, extending our collaboration with the world’s largest container liner company and meaningfully expanding our long-term charter coverage. We are building on recently announced multi-year charters for our high-specification vessels with best-in-class slot costs. With anticipated net fleet contraction over the near-term in the majority of the sub-segments represented by our fleet, combined with consistent demand growth for these workhorse vessels, GSL is in an excellent position to continue creating significant shareholder value moving forward.”

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “Already during 2019, we have added almost $130 million of contracted EBITDA to our extensive backlog, ensuring that the Company will experience multiple years of benefit from the strong market for mid-sized and smaller vessels. Our integrated management platform and access to capital positioned us to seize this uniquely attractive opportunity, and we intend to continue pursuing additional opportunities to expand our fleet, increase our contracted revenue stream, optimize our balance sheet, and opportunistically lower our cost of capital.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 41 vessels ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 224,162 TEU and an average age, weighted by TEU capacity, of 11.7 years as at March 31, 2019, including subsequent announcements.

The average remaining term of the charters at March 31, 2019, including subsequent announcements and to the mid-point of redelivery, including options under owners control, was 3.1 years on a TEU-weighted basis. Contracted revenue on the same basis is $886.2 million. Contracted revenue is $975.9 million, including options under charterers control and with latest redelivery date, representing a weighted average remaining term of 3.4 years.

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438